Mail Stop 4561

May 22, 2007

Mr. Earnest Mathis
President
Birch Branch, Inc.
2560 W. Main Street, Suite 200
Littleton, CO 80120

> **Re: Birch Branch, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 1, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2006 and**
> **December 31, 2006**
> **Filed November 14, 2006 and February 14, 2007**
> **File No. 0-50936**

Dear Mr. Mathis:

We have reviewed your amendments filed April 17 and April 20, 2007 and your response letter dated April 27, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-QSB for the fiscal quarter ended December 31, 2006

Note 5 – Related Party Transactions, page F-8

1. We have reviewed your response and proposed revisions in response to prior comment 9. Please file an amended Form 10-QSB that incorporates your proposed revisions to this note and the statement of cash flows. In addition, in your statement of cash flows, please remove the phrase "in excess of fair value of asset" as it no longer appears applicable based on the revised amount disclosed.

Item 3 – Controls and Procedures, page 12

2. We have reviewed your response to prior comment 10. Please file an amended Form 10-QSB that incorporates your proposed revisions.

Signatures, page 9

3.   We have reviewed your response to prior comment 11. Please file an amended Form 10-QSB that incorporates your proposed revisions, noting that the date should be updated to reflect the date on which you file your Form 10-QSB/A.

Exhibits

Exhibits 31.1 and 31.2

4.   We have reviewed your response to prior comment 12. In addition to your proposed revisions, please revise to change all references to "registrant" to "small business issuer," change the references to "quarterly report" in paragraphs 2 and 3 to "report," update the rule references in paragraph 4 to agree to those set forth in Item 601(b)(31) of Regulation S-B, and to insert the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Refer to Item 601(b)(31) of Regulation S-B. Finally, please note that the date of the certifications should also be updated to reflect the date of your Form 10-QSB/A.

Exhibits 32.1 and 32.2

5.   We have reviewed your response to prior comment 13. Please file an amended Form 10-QSB that incorporates your proposed revisions, noting that the date should be updated to reflect the date on which you file your Form 10-QSB/A.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief